# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Classover Holdings, Inc., CIK 0002022308
CUSIP: 182744102
Title of class of securities: Redeemable warrants, each whole warrant exercisable for one share of Class B Common Stock, each at an exercise price of $11.50 per share
Address of issuer's principal executive offices: 450 7th Avenue, Suite 905, New York, New York (NY), 10123
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-25-000798
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,128,651; shared voting power 0; sole dispositive power 1,128,651; shared dispositive power 0; aggregate amount beneficially owned 1,128,651 (4.45% of the class)

## Item 1. Issuer
Name of issuer: Classover Holdings, Inc.
Address of issuer's principal executive offices: 450 7th Avenue, Suite 905, New York, New York 10123

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C.
Address of principal business office or, if none, residence: One Greenwich Plaza, Suite 300, Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1,128,651

The Reporting Person may be deemed to be the beneficial owner of 1,128,651 Warrants, each whole warrant exercisable for one share of Class B Common Stock at an exercise price of $11.50 per share (the "Warrants"), which is approximately 4.45% of the outstanding shares. This percentage was determined by dividing 1,128,651 by 25,334,976, which is the sum of (i) 24,206,325, which is the number of shares outstanding as of December 5, 2025, as reported in the Issuer's DEF 14A, filed with the SEC on December 10, 2025 and (ii) the number of Warrants.
Percent of class: 4.45%
Sole power to vote or to direct the vote: 1,128,651
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,128,651
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (02/17/2026)